FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.MintWave Integrates Lotus Notes and SAP Applications in Three Weeks using Magic Software’s iBOLT

PRESS RELEASE

MintWave Integrates Lotus Notes and SAP Applications in Three Weeks using Magic Software’s iBOLT

Japanese subsidiary of Takaoka Electric Manufacturing selects iBOLT integration suite based upon its extensive range of adaptors and easy-to-implement technology.

Or-Yehuda, Israel, October 12, 2009 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, today announced that its Japanese customer, MintWave Ltd., a subsidiary of Takaoka Electric Manufacturing has completed a complex integration of the company’s SAP Business One and Lotus Notes business applications, in only three weeks.

The introduction of iBOLT and initial setup took place in mid-March 2009. By April, MintWave was able to complete all integration linkages between Lotus Notes applications and SAP Business One and launch the fully integrated service.

Takenori Aoki, Team Leader of the ERP Promotion Team, Business System Division at MintWave commented on the choice of iBOLT, “We decided to use iBOLT because the other products we evaluated had either a limited range of linkage adaptors or high priced option fees. iBOLT on the other hand has a variety of adaptors included as standard. We also felt that we could develop our integration more quickly with a product that uses a building block-style approach making it easier to visualize business processes and make changes when we need.”

The iBOLT business integration suite is designed to integrate and orchestrate between diverse business processes and applications without the use of hard coding.

“Our end-users have been using Lotus Notes applications for many years so the transition to SAP Business One would have forced them all to learn a new user interface and functionality. Thanks to iBOLT’s integration, our staff can now stay with the system they are used to while the company benefits from the additional functionality of SAP at a low cost and without add-on development. iBOLT also prevented the need to repeat the same data input twice, once for the Lotus Notes Application and once for the SAP Business One system,” concluded Mr. Aoki.

According to Toshio Sato, President and Representative Director, Magic Software Enterprises Japan, “We are very pleased with MintWave’s choice of iBOLT and very impressed with their rapid integration design and implementation. We are confident that iBOLT’s code-free approach and proven adaptors for SAP and Lotus Notes played a significant role in helping them deploy their integration more easily. Looking forward, we plan to continue working closely with MintWave on their future integration projects.”

With the successful completion of their first iBOLT integration, MintWave now plans to integrate the accounting and SAP systems for the Takaoka Group’s entire portfolio of companies.

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iBOLT Business and Process Integration Suite Resources

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Learn more about integrating Lotus Notes/Domino

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White Paper: ‘Extending the Capabilities of SAP Business One via Integration’

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Learn more about integrating SAP Business One

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Read more iBOLT customer stories

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Watch the iBOLT for SAP video

About MintWave

MintWave is the 100% owned subsidiary of Takaoka Electric Mfg. Ltd. The company manufactures and markets switches and power transformers as a 'Tokyo Electric Power' group company. MintWave constructs, operates and maintains the information systems in Takaoka group, and managed the introduction of the SAP system in May, 2007. MintWave has implementation know-how and years of experience of Lotus Notes and SAP ERP in the Takaoka group, and has rebuilt mission-critical systems with SAP Business One and Lotus Notes. MintWave also provides ERP and extended ERP system integration services to customers with expertise in power system construction and maintenance services.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA), Mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2009	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	MintWave Integrates Lotus Notes and SAP Applications in Three Weeks using Magic Software’s iBOLT

Exhibit 10.1